SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period          to

COMMISSION FILE NUMBER 0-16960

GENLYTE THOMAS CONSOLIDATED THRIFT
SAVINGS PLAN FOR HOURLY EMPLOYEES

THE GENLYTE GROUP INCORPORATED

10350 ORMSBY PARK PLACE, SUITE 601

LOUISVILLE, KENTUCKY  40223

GENLYTE THOMAS CONSOLIDATED

THRIFT SAVINGS PLAN FOR

HOURLY EMPLOYEES

FINANCIAL STATEMENTS

December 31, 2003 and 2002

GENLYTE THOMAS CONSOLIDATED
THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES
Louisville, Kentucky

FINANCIAL STATEMENTS
December 31, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

Genlyte Thomas Consolidated Thrift

  Savings Plan for Hourly Employees

Louisville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Oak Brook, Illinois

April 15, 2004

GENLYTE THOMAS CONSOLIDATED
THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

	2003	2002
Assets
Investments (Note 3)	$2,915,849	$1,533,766

Receivables
Employer contributions	11,473	5,756
Participant contributions	48,351	31,331
	59,824	37,087

Net assets available for benefits	$2,975,673	$1,570,853

See accompanying notes to financial statements.

GENLYTE THOMAS CONSOLIDATED
THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2003

Additions to net assets attributed to:
Investment income
Net appreciation of investments (Note 3)	$450,458
Interest and dividend income	29,090
479,548

Contributions
Employer	88,949
Participant	495,324
Rollovers	76,771
661,044

Transfer of assets from another plan	615,752

Total additions	1,756,344

Deductions from net assets attributed to:
Benefits paid to participants	351,524

Increase in net assets available for benefits	1,404,820

Net assets available for benefits
Beginning of year	1,570,853

End of year	$2,975,673

See accompanying notes to financial statements.

GENLYTE THOMAS CONSOLIDATED
THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan sponsored by Genlyte Thomas Group LLC (“the Company”).   The Plan holds as investments the common stocks of two members of the Company, The Genlyte Group, Inc. and Thomas Industries, Inc.  The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  The Plan covers eligible hourly employees of the Company at its Hopkinsville, Kentucky; Dyersburg, Tennessee; Tupelo, Mississippi; Sparta, Tennessee, San Marcos, Texas and Newberry, South Carolina plant locations.  Eligibility to participate in the Plan, employee deferral limitations, and employer matching rates are based upon bargaining agreements at each plant location.  Participants of each covered group under the Plan may contribute to the Plan a portion of their pretax annual eligible compensation after meeting certain eligibility requirements.  The Plan provides for company matching contributions of participant deferrals at specific rates for each plant location.  The Plan allows eligible participants to make catch-up contributions in accordance with IRS regulations.  Additional employer contributions for certain plant locations are permitted at the discretion of the Company’s Board of Directors.  Employee deferrals and company contributions are subject to certain limitations.

Participant Accounts:  Each participant’s account is credited with the participant’s own contribution and an allocation of the Company’s contribution, the Plan’s earnings and forfeitures of terminated participants non-vested account balances.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:  Participants are immediately vested in their own contributions plus actual earnings thereon.  Vesting in the remainder of their account plus earnings thereon is based on years of continuous service.  A participant is fully vested after five years of credited service.  A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Forfeitures:  During 2003, forfeited accounts of $7,483 were used to reduce employer contributions.  At December 31, 2003, no forfeitures were available to be used in the future.

Investment Options:  Each participant may direct their contributions into any of the investment options available under the Plan, including the common stock of Genlyte Group, Inc. and Thomas Industries, Inc., members of Genlyte Thomas Group, LLC.

Payment of Benefits:  Upon retirement at or after age 65, the balance in the participant’s account is paid to the participant in regular monthly, quarterly, or annual payments over a period not exceeding 10 years or in a single lump-sum payment.  Upon termination of employment due to death, disability, or other separation of service prior to age 65, the balance in the participant’s account may be paid to the participant or their beneficiary in a single lump-sum payment.  In the event of a qualified financial hardship, the plan administrator can allow a participant to withdraw an amount to the extent of the participant’s immediate and heavy financial need with consideration of his or her vested account balance.

Transfer of Assets from Another Plan:  In 2003, assets were transferred into the Plan for participants at the Genlyte Thomas Group, LLC plant locations at Burgaw, North Carolina; Sonoma, California; Garland, Texas; Elgin, Illinois; San Marcos, Texas; and Carrollton, Texas from the Genlyte Thomas Retirement Savings and Investment Plan (RSIP).  The Plan was amended effective January 1, 2003 to allow these facilities to participate in the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements are prepared on the accrual basis of accounting.

Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.  It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

Payment of Benefits:  Benefits are recorded when paid.

Administrative Fees:  Administrative expenses of the Plan have been paid by the Company.

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value.  Shares of mutual funds are valued using quoted market prices.  Common collective trusts are valued at the net asset value of shares held by the Plan at year-end as determined by the trustee.  Money market funds are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

NOTE 3 - INVESTMENTS

Investments representing 5% or more of the Plan’s net assets at December 31 are as follows:

	2003	2002

Janus Advisor Balanced Fund	$506,220	$382,216
PIMCO Total Return Fund	232,858	163,562
Putnam S&P 500 Index Fund	743,645	454,867
Putnam Money Market Fund	500,464	368,290
Putnam Voyager Fund	173,028	22,272
Putnam International Growth Fund	161,480	51,771
Genlyte Group, Inc. common stock	149,500	6,241

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$209,950
Common/collective fund	161,826
Common stock	78,682

$450,458

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

NOTE 5 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid.  As of December 31, 2003 and 2002, amounts allocated to these individuals totaled $0 and $4,317, respectively.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 7, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and therefore the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan has been amended since receiving the determination letter; however, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others.  The Plan held the following party-in-interest investments at December 31, 2003 and 2002.

Name	Relationship	2003	2002

Putnam Investments.	Trustee	$1,993,380	$979,216
Genlyte Group, Inc.	Member of the Company	149,500	6,241
Thomas Industries, Inc.	Member of the Company	33,891	2,531

SUPPLEMENTAL SCHEDULE

GENLYTE THOMAS CONSOLIDATED
THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Name of Plan Sponsor:  Genlyte Thomas Group, LLC

Employer Identification Number:  22-3600475

Three-Digit Plan Number:  032

(a)	(b) Identity of Issue or Borrower	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value

		Mutual Fund
	Janus	Janus Advisor Balanced Fund	#	$506,220

	PIMCO	PIMCO Total Return Fund	#	232,858

*	Putnam Investments	Putnam Fund for Growth & Income	#	119,425

*	Putnam Investments	Putnam Investors Fund	#	83,859

*	Putnam Investments	Putnam Voyager Fund	#	173,028

*	Putnam Investments	Putnam OTC & Emerging Growth Fund	#	148,743

*	Putnam Investments	Putnam Asset Allocation– Balanced Portfolio	#	62,736

*	Putnam Investments	Putnam International Growth Fund	#	161,480

		Common/Collective Fund
*	Putnam Investments	Putnam S&P 500 Index Fund	#	743,645

		Money Market Fund
*	Putnam Investments	Putnam Money Market Fund	#	500,464

		Common Stock
*	Genlyte Group, Inc.	Common Stock	#	149,500

*	Thomas Industries, Inc.	Common Stock	#	33,891

				$2,915,849

*  Denotes party-in-interest.

#  All investments are participant directed therefore cost information is not required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genlyte Thomas Consolidated Thrift Savings
Plan for Hourly Employees
(Name of Plan)

June 23, 2004	\s\ Raymond Zaccagnini
(Date)	(Signature)